UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of December 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒      Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Lisbon, December 23rd 2005

Reuters:       EDPP.IN / EDP.N

Bloomberg: EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Phone  +351 210012834

Fax:     +351 210012899

Email: ir@edp.pt

DGGE APPROVES EDP’S PREVIOUS INFORMATION REQUEST

ON NETWORK CAPACITY FOR THE CONNECTION

OF NEW HIDRO POWER PLANTS

EDP received clearance from Direcção-Geral de Geologia e Energia (“DGGE”) regarding the previous information request on network capacity (“PIPs”) for the connection, to the Public Electricity System (“PES”), of the hydro power plants of Baixo Sabor and Foz Tua, as well as the repowering of the hydro power plants of Picote and Bemposta.

DGGE’s clearance confirms that it will be possible to connect these projects to the electricity grid, as it anticipates the existence of sufficient connection capacity to the transmission network (Rede Nacional de Transporte), by the time they are expected to start industrial service. Additionally, DGGE has also defined the technical connection conditions required for these projects.

Following the approval of the abovementioned PIPs, EDP will request DGGE the attribution of the respective network connection points, which will take into consideration the development stage of each project: (i) Baixo Sabor project is at its conclusion stage, following the Environmental Impact Statement issued on June, 15th 2004. The beginning of the construction of the Baixo Sabor power plant is dependent on the overruling of a complaint regarding environment matters, currently being analysed by the competent authorities of the European Commission; (ii) regarding the repowering of Picote and Bemposta and the construction of the Foz Tua hydro power plant, the respective Environmental Impact Studies will start and be submitted to the competent authorities in 2006 and 2007.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal, 12 1250-162 Lisboa Portugal

Share Capital €3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 1805 Company Tax Number 500 697 256

The aforementioned projects, which total investment amounts to approximately €822 million, are characterized as follows:

Hydro power plant	River	Capacity to be installed (MW)		Investiment (Eur. million)		Entry into industrial service
Baixo Sabor	Sabor	170	(1)	322	(2)	2011
Picote (3)	Douro	231		132		2011
Bemposta (3)	Douro	178		131		2012
Foz Tua	Tua	208	(4)	237		2014

(1)	two power plants with pumping capability;

(2)	reflects total investment, although part is expected to be subsidized, because of the multi-purpose characteristics of this power plant;

(3)	repowering of the existing installed capacity;

(4)	with pumping capability.

The development of these four hydroelectric power plants will allow to increase Portugal’s generation capacity through renewable and endogenous energy sources, both directly, because it is foreseen that the electricity generation resulting from these projects could amount, in an average hydro year, to approximately 1,000 GWh/year, corresponding to avoided CO2 emissions of 500 thousand ton/year, and also indirectly, by increasing the attractiveness of additional wind capacity.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 27, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ JOÃO RAMALHO TALONE
Name:	João Ramalho Talone
Title:	Chief Executive Officer